Exhibit 99.1

Corporate Communications

CNH Industrial: periodic report on the buy-back program

London, May 24, 2016

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that under the common share buy-back program announced on January 29, 2016, the Company has purchased CNH Industrial common shares on the Italian Stock Exchange (M.T.A.) as follows.

Date	Number of common shares purchased	Average price per share including fees (€)	Consideration including fees (€)	Consideration (*) including fees ($)
May 18, 2016	167,740	5.9968	1,005,902.98	1,134,557.97
May 19, 2016	125,000	5.9940	749,249.71	838,934.90
May 20, 2016	495,345	5.9861	2,965,182.37	3,326,638.10
May 23, 2016	458,696	5.9560	2,731,987.07	3,063,923.50
May 24, 2016	65,000	5.9826	388,868.63	434,288.48
Total	1,311,781	—	7,841,190.76	8,798,342.95

(*)	translated at the exchange rate reported by the European Central Bank on the date of the purchase

Following the purchases announced today, considering the common shares already purchased under the program, the Company currently holds No. 2,111,781 common shares for a total invested amount of approx. €12.2 million ($13.7 million).

A comprehensive overview of the transactions carried out under the share buy-back program is available on the corporate website (www.cnhindustrial.com).

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Investor Relations CNH Industrial investor.relations@cnhind.com	Corporate Communications CNH Industrial mediarelations@cnhind.com